Exhibit 99.3

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

We are an exempted company with limited liability incorporated under the laws of the Cayman Islands on August 9, 2024. We are a holding company with no business operation.

We conduct our primary operations through our indirectly wholly owned subsidiary, Winfield Engineering (Hong Kong) Limited, which is incorporated and domiciled in Hong Kong SAR; Winfield Engineering (Hong Kong) Limited principally engaged in substructure works, such as site formation, ground investigation and foundation works, in Hong Kong, and it is wholly owned subsidiary of Phoenix (BVI) Limited which was incorporated and is domiciled in British Virgin Islands.

Summary of Results of Operations

Financial Results For The Six Months Ended September 30, 2025

Unaudited Interim Condensed Consolidated Statements of Operations and Comprehensive Income

	For the six months ended September 30,		Changes
	2025	2024	Amount	%
	(Unaudited)	(Unaudited)
	USD	USD	USD
Revenue	3,511,591	3,789,610	(278,019)	(7.3)%
Cost of revenue	(2,770,148)	(2,709,378)	(60,770)	2.2%
Gross profit	741,443	1,080,232	(338,789)	(31.4)%

Operating expenses
General and administrative expenses	(527,121)	(330,894)	(196,227)	59.3%
Total operating expenses	(527,121)	(330,894)	(196,227)	59.3%

Income from operations	214,322	749,338	(535,016)	(71.4)%
Other income (expense)
Interest expense, net	(67)	(333)	266	(79.9)%
Other income	329	1,121	(792)	(70.7)%
Total other income, net	262	788	(526)	(200.8)%

Income before tax expense	214,584	750,126	(535,542)	(71.4)%
Income tax expense	(16,248)	(118,685)	102,437	(86.3)%
Net income and total comprehensive income	198,336	631,441	(433,105)	(68.6)%

Revenue

Revenue decreased by 7.3% from US$3,789,610 for the six months ended September 30, 2024 to US$3,511,591 for the six months ended September 30, 2025. The decrease was primarily due to certain projects were completed for the year ended March 31, 2025.

Cost of revenue

Cost of revenue increased by 2.2% from US$2,709,378 for the six months ended September 30, 2024 to US$2,770,148 for the six months ended September 30, 2025. The increase was mainly due to additional work has been necessitated with variation orders for certain projects.

Gross profit and gross profit margin

The gross profits was US$741,443 for the six months ended September 30, 2025, as compared to the gross profit of US$1,080,232 for the six ended September, 2024, a decrease of US$338,789, or 31.4%.

The decrease in gross profit was mainly attributable to additional work has been necessitated with variation orders for certain projects, but the amounts of these variation orders are still under negotiation with the relevant customer.

General and administrative expenses

General and administrative expenses increased by 59.3% from US$330,894 for the six months ended September 30, 2024 to US$527,121 for the six months ended September 30, 2025. The increase was mainly due to increase in professional fee as a listed company.

Other income

Other income decreased by 200.8% from US$788 for the six months ended September 30, 2024 to US$262 for the six months ended September 30, 2025. The decrease was mainly due to decrease in interests of bank.

Income tax expense

Income tax expense decreased by 86.3% from US$118,685 for the six months ended September 30, 2024 to US$16,248 for the six months ended September 30, 2025. The decrease was mainly due to decrease in income before tax expense.

Net income and total comprehensive income

Net income and total comprehensive income decreased by 68.6% from US$631,441 for the six months ended September 30, 2024 to US$198,336 for the six months ended September 30, 2025. The decrease was mainly due to the decrease in gross profit.

Unaudited Interim Condensed Consolidated Balance Sheets

	September 30,	March 31,
	2025	2025
	USD	USD

Assets
Current assets
Cash at banks	1,521,280	2,376,362
Accounts receivable, net	5,177,879	1,631,524
Contract assets, net	53,296	48,451
Deferred offering cost	-	947,587
Income tax receivable	107,865	-
Deposits and other receivable	1,463,744	16,782
Total current assets	8,324,064	5,020,706

Non-current assets
Plant and equipment, net	47,644	62,507
Right-of-use assets - operating lease	17,514	5,894
Contract assets, net	300,859	273,509
Deferred tax assets	7,104	7,104
Total non-current assets	373,121	349,014
Total assets	8,697,185	5,369,720

Liabilities
Current liabilities
Accounts payable	1,009,412	1,350,632
Finance lease liabilities	5,334	5,334
Operating lease liabilities	990	5,943
Due to a director	131,623	157,257
Accrued expenses	37,802	696,966
Income tax payable	-	23,060
Total current liabilities	1,185,161	2,239,192

Non-current liabilities
Operating lease liabilities	-	-
Finance lease liabilities	11,110	13,777
Long service payments obligation	5,401	6,625
Total non-current liabilities	16,511	20,402
Total liabilities	1,201,672	2,259,594

Shareholders’ equity
Ordinary shares, 5,000,000,000 shares authorized; USD0.00001 par value, 21,600,000 and 20,000,000 shares issued and outstanding, as of September 30, 2025 and March 31, 2025, respectively	216	200
Additional paid in capital	4,562,099	375,064
Retained earnings	2,933,198	2,734,862
Total shareholders’ equity	7,495,513	3,110,126
Total liabilities and shareholders’ equity	8,697,185	5,369,720

Cash and cash equivalents

Cash and cash equivalents decreased from US$2,376,362 as of March 31, 2025 to US$1,521,280 as of September 30, 2025. The decrease was mainly resulted from our business operations.

Accounts receivable, net

Accounts receivable, net increased from USS$1,631,524 as of March 31, 2025 to US$5,177,879 as of September 30, 2025. The increase was mainly due to the different credit periods granted by us to different customers and the fluctuation of the amounts we received from different customers as of the respective reporting dates.

Contract assets

Contract assets changed from US$321,960 as of March 31, 2025 to US$354,155 as of September 30, 2025, the increase was generally in line with the different credit periods granted by us to different customers .

Right-of-use (“ROU”) assets – finance lease

ROU assets increased from US$5,894 as of March 31, 2025 to US$17,514 as of September 30, 2025. The increase was mainly attributable to the renewal of the company office recognized during the six months ended September 30, 2025.

Accounts payable

Accounts payable mainly comprised of trade payables to subcontractors and suppliers of materials. Account payable decreased from US$1,350,632 as of March 31, 2025 to US$1,009,412 as of September 30, 2025, primarily due to the different credit periods granted by the suppliers to us and the fluctuation of the amounts we paid to different suppliers as of the respective reporting dates.

Finance lease liabilities

Finance lease liabilities decreased from US$19,111 as of March 31, 2025 to US$16,444 as of September 30, 2025. The decrease was mainly due to the repayment of finance lease liabilities during the six months ended September 30, 2025.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

	For the six months ended September 30,
	2025	2024
	US$	US$
	(unaudited)	(unaudited)

Cash (used in) / provided by operating activities	(5,015,520)	429,203

Cash used in investing activities	-	(30,214)

Cash provided by financing activities	4,160,438	372,778

Net change in cash and cash equivalents	(855,082)	771,767

Cash and cash equivalents as of beginning of the period	2,376,362	890,578

Cash and cash equivalents as of the end of the period	1,521,280	1,662,345

Cash Flows

Net cash used in operating activities was US$5,015,520 for the six months ended September 30, 2025, compared to net cash provided by operating activities US$540,332 for the six months ended September 30, 2024. The decrease was mainly due to the changes in accounts receivable.

Net cash provided by financing activities was US$4,160,438 for the six months ended September 30, 2025, compared to net cash used in US$33,910 for the six months ended September 30, 2024. The increase was primarily due to the increase in additional capital issued.